CF ACQUISITION CORP. VIII

110 East 59th Street

New York, New York 10022

April 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Stephen Kim and Rufus Decker

Re: CF Acquisition Corp. VIII

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 29, 2023

File No. 001-40206

Dear Mr. Kim and Mr. Decker:

CF Acquisition Corp. VIII (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 10, 2023. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response. Concurrently with the submission of this letter, the Company is filing an amendment to the Company’s Annual Report on Form 10-K (the “Amended Annual Report”).

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 32

1.	Please revise to disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has filed the Amended Annual Report to include the requested disclosure.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Joshua N. Englard, Esq., of Ellenoff Grossman & Schole LLP, at JEnglard@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

CF Acquisition Corp. VIII

	By:	/s/ Jane Novak
	Name:	Jane Novak
	Title:	Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP